Morgan Stanley Variable Investment Series

522 Fifth Avenue

New York, NY 10036

April 12, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Michael L. Kosoff

Re:          Morgan Stanley Variable Investment Series

(File No. 2-82510; 811-3692)

Dear Mr. Kosoff:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Variable Investment Series (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2010 incorporating changes to the Prospectuses of the various portfolios of the Trust (the “Portfolios”) and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 47 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 12, 2010.

GENERAL COMMENTS TO THE PROSPECTUSES

Comment 1.          Please either remove or move the “Eligible Investors” section so that it follows Items 2 through 8 of Form N-1A, as per General Instruction C(3)(a) of Form N-1A.

Response 1.    The referenced disclosure has been removed.

Comment 2.          Please change the caption in the Fee Table from “Advisory fee” to “Management fee.”

Response 2.    We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the prospectus and SAI and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 3.          Please provide completed Fee Tables (including any footnotes) to the Staff in an EDGAR correspondence filing as soon as this information is available.

Response 3.    Completed Fee Tables (including any footnotes) were provided to the Staff in an EDGAR correspondence filing on March 30, 2010.

Comment 4.          Please revise the introduction to the expense example to note that expenses do not reflect the expenses of the separate account and would be higher if they did.

Response 4.    The disclosure has been revised accordingly.

Comment 5.          If the Portfolios can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts.

Response 5.    The disclosure has been revised accordingly.

Comment 6.          Please remove the description of the indices from the footnotes to the Average Annual Total Returns table.  If there is only a broad-based index, no description of the index is permitted by Form N-1A.  If there is a broad-based and a secondary index, a brief description of the indices is permitted in the narrative preceding the Average Annual Total Returns table.

Response 6.    Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).  The referenced footnotes provide an explanation to investors as to why the particular indexes chosen by a Portfolio provide appropriate comparisons to the Portfolio’s performance as contemplated by these Instructions.

Comment 7.          In the Average Annual Total Return table, please include the following parenthetical following the name of the index “(reflects no deduction for [fees, expenses, or taxes]).”

Response 7.    The disclosure has been revised accordingly.

Comment 8.          The Income Plus Portfolio lists certain principal strategies in the Summary section, such as junk bonds, but does not summarize the liquidity risk that such instruments entail similar.  In addition, the Income Plus Portfolio does not summarize the prepayment or “call” risk that these securities entail.  Please consider revising the prospectus accordingly.

Response 8.    We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

Comment 9.          The Income Plus and Income Builder Portfolios describe fixed income securities and/or junk bonds as a principal strategy in the Summary section but do not summarize the associated credit risk.  Please revise the prospectus accordingly.

Response 9.    The disclosure has been revised accordingly.

Comment 10.        The Income Builder and Strategist Portfolios describe convertible and/or preferred securities as a principal strategy but do not summarize the associated risk that the principal value of these securities can be expected to vary with the price of the underlying equity.  Please revise the prospectus accordingly.

Response 10.    We respectfully acknowledge your comment; however, we believe that the referenced disclosure is adequate.

Comment 11.        The Aggressive Equity and Capital Opportunities Portfolios describe the purchase of warrants as a principal strategy but do not summarize the associated risk that there may be restrictions imposed on the resale of these securities or on the securities they are converted into.  Please revise the prospectus accordingly.

Response 11.    We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate.

Comment 12.        Please delete the narrative preceding the “Portfolio Managers” section in the Summary section if it is not permitted by Form N-1A.

Response 12.    We respectfully acknowledge your comment; however, we believe that the narrative preceding the “Portfolio Managers” section in the Summary section is permitted by Form N-1A.

Comment 13.        Please consider moving the first and second paragraphs in the “Purchase and Sale of Portfolio Shares” section out of the Summary section and remove the cross-reference at the end of this section.

Response 13.    We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate.

Comment 14.        If applicable, please state that a description of the Trust’s policies and procedures with respect to portfolio holdings is available on the Trust’s website.

Response 14.    A description of the Trust’s policies and procedures with respect to portfolio holdings is not available on the Trust’s website.

Comment 15.        Several prospectuses list strategies following the Summary section, but do not summarize those strategies in the Summary section.  For example, the Aggressive Equity Portfolio discusses junk bonds, convertible securities and REITs as principal strategies, but leaves the summary section silent on these strategies as well as the associated principal risks.  Please ensure that all principal strategies discussed in response to Item 10 are summarized in response to Item 4 requirements.

Response 15.    We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate.

Comment 16.        Please clarify whether the strategies and risks described in the section entitled “Portfolio Details—Additional Investment Strategy Information” and “—Additional Risk Information” are non-principal strategies and risks.  Please revise the prospectus to make this more clear.

Response 16.    We respectfully acknowledge your comment; however, we believe that the references to additional investment strategy and additional risk information make clear that these are non-principal strategies and risks.

COMMENTS ON PROSPECTUS FOR HIGH YIELD PORTFOLIO

Comment 17.        The “Principal Investment Strategies” section makes reference to “Rule 144A” securities.  As such, please add the risk that there may be restrictions placed on the resale of these securities.

Response 17.    The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR GLOBAL DIVIDEND GROWTH PORTFOLIO

Comment 18.        Please revise the disclosure in the Summary section and where appropriate throughout the registration statement to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States.  See Investment Company Act Release No. 24828 at footnote 42 (Jan.17, 2001).

Response 18.    Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

Comment 19.        The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 19.    We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

Comment 20.        The “Principal Investment Strategies” section describes investments in derivatives.  Please either remove this disclosure from the “Principal Investment Strategies” section or include the corresponding risks in the “Principal Risks” section of the prospectus.

Response 20.    The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR MONEY MARKET PORTFOLIO

Comment 21.        In the “Principal Risks” section (Item 4), please remove the discussion of the FDIC Temporary Liquidity Guarantee Program as this section is intended for only a brief description of the risks of investing in the Portfolio.  In addition, please confirm supplementally that the state and local tax implications of the FDIC Temporary Liquidity Guarantee Program are applicable to insurance product funds.

Response 21.    The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR LIMITED DURATION PORTFOLIO

Comment 22.        The “Principal Risks” disclosure includes “Maturity and Duration.”  Duration and maturity are concepts not discussed in the “Principal Investment Strategies” section.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.  In addition, the risks described under “Maturity and Duration”  are interest rate risk which is covered by the “Fixed Income Securities” risk disclosure.

Response 22.    We have removed the referenced disclosure from the Summary section of the Prospectus.

COMMENTS ON PROSPECTUS FOR S&P 500 INDEX PORTFOLIO

Comment 23.        Since the expense cap/fee waiver had no effect on the expenses in the table, please remove the footnote as per item 3, instruction 3(e) of Form N-1A.  This language should be more appropriate as disclosure pursuant to item 10 of Form N-1A.

Response 23.    The disclosure has been revised accordingly.

Comment 24.        Please remove the disclaimer regarding the use of the term S&P as this disclosure is not permitted or required by Item 4 of Form N-1A.

Response 24.    We respectfully acknowledge your comment; however, we have a contractual obligation to include this disclosure.

COMMENTS ON PROSPECTUS FOR CAPITAL OPPORTUNITIES PORTFOLIO

Comment 25.        Please remove the types of investments from the “Investment Objectives” disclosure.  In addition, please remove the last phrase of the “Investment Objectives” disclosure, which reads “but only when extent consistent with its primary objective.”

Response 25.    We respectfully acknowledge your comment; however, the Portfolio’s investment objectives are fundamental and cannot be changed without approval by the Portfolio’s shareholders.

Comment 26.        The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 26.    Disclosure has been added to the “Principal Investment Strategies” section.

COMMENTS ON PROSPECTUS FOR STRATEGIST PORTFOLIO

Comment 27.        Please remove the types of investments from the “Investment Objectives” disclosure.

Response 27.    We respectfully acknowledge your comment; however, the Portfolio’s investment objectives are fundamental and cannot be changed without approval by the Portfolio’s shareholders.

COMMENTS ON PROSPECTUS FOR INCOME BUILDER PORTFOLIO

Comment 28.        Please only define the term “junk bonds” once in the “Principal Investment Strategies” section.

Response 28.    The disclosure has been revised accordingly.

Comment 29.        The “Principal Investment Strategies” section makes reference to “Rule 144A” securities.  As such, please add the risk that there may be restrictions placed on the resale of these securities.

Response 29.    The disclosure has been revised accordingly.

COMMENTS ON PROSPECTUS FOR GLOBAL INFRASTRUCTURE PORTFOLIO

Comment 30.        The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 30.    Disclosure has been added to the “Principal Investment Strategies” section.

Comment 31.        Please revise the disclosure in the “Principal Risks” section relating to Infrastructure-Related Companies and the Utilities Industry.  Responses to this Item may only include a summary of the principal risks based on the information given in response to Item 9(c).  More complete disclosure of the principal risks is required outside of the summary section in response to Item 9(c).

Response 31.    We respectfully acknowledge your comment; however, we note that the referenced disclosure is a summary of the principal risks included in response to Item 9(c).

COMMENTS ON PROSPECTUS FOR INCOME PLUS PORTFOLIO

Comment 32.        The “Principal Risks” disclosure includes “Maturity and Duration.”  Duration and maturity are concepts not discussed in the “Principal Investment Strategies” section.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.  In addition, the risks described under “Maturity and Duration”  are interest rate risk which is covered by the “Fixed Income Securities” risk disclosure.

Response 32.    We have removed the referenced disclosure from the Summary section of the Prospectus.

COMMENTS ON PROSPECTUS FOR EUROPEAN EQUITY PORTFOLIO

Comment 33.        The “Principal Investment Strategies” disclosure discusses the selection criteria for the Investment Adviser and Sub-Adviser.  If the Sub-Adviser solely manages the investments of the Portfolio, please remove the reference to the Investment Adviser.

Response 33.    We respectfully acknowledge your comment; however, we

believe that the current disclosure is adequate.

COMMENTS ON PROSPECTUS FOR AGGRESSIVE EQUITY PORTFOLIO

Comment 34.        The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies.  Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 34.    We respectfully acknowledge your comment; however, based on the disclosed market capitalization range of the companies included in the Fund’s portfolio, we believe that the current disclosure is adequate.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

Comment 35.        Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A.  See Securities Act Release No. 9089 (Dec. 16, 2009).

Response 35.    The SAI has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•                                          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax).  Thank you.

Best regards,

/s/ Sheri Schreck
Sheri Schreck